

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2009

<u>Via U.S. Mail and Facsimile (831) 305-6213</u>
Ms. Kristen Paul
President
Wolfe Creek Mining, Inc.
15868 SW Kimball Avenue
Lake Oswego, OR 97035

Re: **Wolfe Creek Mining, Inc.**
Item 4.01 Form 8-K
Filed August 7, 2009
Item 4.01 Form 8-K
Filed September 4, 2009
File No. 333-149626

Dear Ms. Paul:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief